Exhibit 99.1

Management’s Discussion and Analysis

For the period ended September 30, 2015

Dated November 4, 2015

How We Report Our Results

Sun Life Financial Inc. (“SLF Inc.”), and its subsidiaries and joint ventures, are collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our”, and “us”. We manage our operations and report our financial results in five business segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), Sun Life Financial Asset Management (“SLF Asset Management”), Sun Life Financial Asia (“SLF Asia”), and Corporate. SLF Asset Management consists of the operations of MFS Investment Management (“MFS”) and Sun Life Investment Management (“SLIM”). SLIM consists of the Bentall Kennedy group of companies (“Bentall Kennedy”), Prime Advisors, Inc. (“Prime Advisors”), Ryan Labs Asset Management Inc. (“Ryan Labs”), and Sun Life Investment Management Inc. (“SLIM Inc.”). Our Corporate segment includes the operations of our United Kingdom business unit (“SLF U.K.”) and Corporate Support operations. Our Corporate Support operations includes our Run-off reinsurance business and investment income, expenses, capital and other items not allocated to other business segments. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes (“Annual Consolidated Financial Statements” and “Interim Consolidated Financial Statements”, respectively). We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards (“IFRS”), and in accordance with the International Accounting Standard (“IAS”) 34 Interim Financial Reporting. The information contained in this document is in Canadian dollars unless otherwise noted.

SLF Asset Management

In the third quarter of 2015, we renamed our MFS segment to SLF Asset Management to reflect our acquisitions closed in 2015. This segment includes the operations of MFS, our premier global asset management firm, previously reported as the MFS segment, and the operations of SLIM, our third-party institutional investment management business, have been added to this segment. SLIM consists of: (i) Bentall Kennedy, a real estate investment manager operating in Canada and the U.S.; (ii) Prime Advisors, Inc., a U.S.-based investment management firm specializing in customized fixed income portfolios primarily for U.S. insurance companies; (iii) Ryan Labs Asset Management Inc. (previously Ryan Labs, Inc.), a New York-based asset manager specializing in fixed income and liability-driven investing; and (iv) SLIM Inc., our institutional asset manager which provides investment expertise in alternative asset classes and liability-driven investing to pension funds and other institutional investors in Canada.

Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are included in our annual and interim management’s discussion and analysis (“MD&A”) and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results & reports. Reconciliations to IFRS measures are also available in this document under the heading Reconciliation of Non-IFRS Financial Measures.

Operating net income (loss) and financial measures based on operating net income (loss), consisting of operating earnings per share (“EPS”) or operating loss per share, and operating return on equity (“ROE”), are non-IFRS financial measures. Operating net income (loss) excludes from reported net income the impact of the following amounts that are not operational or ongoing in nature to assist investors in understanding our business performance: (i) certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) the loss on the sale of our U.S. Annuity Business(1); (iv) the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business(1); (v) acquisition, integration and restructuring costs (including impacts related to the sale of our U.S. Annuity Business(1) and impacts related to acquiring and integrating acquisitions, previously reported as restructuring and other related costs); (vi) goodwill and intangible asset impairment charges; and (vii) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible instruments.

Underlying net income (loss) and financial measures based on underlying net income (loss), consisting of underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from operating net income (loss) the impact of the following items that create volatility in our results under IFRS and when removed assist

(1)	Effective August 1, 2013, we completed the sale of our U.S. annuities business and certain of our U.S. life insurance businesses (collectively, our “U.S. Annuity Business”). For information on our discontinued operations, refer to our 2014 Annual Consolidated Financial Statements and 2013 annual MD&A.

4	Sun Life Financial Inc.	Third Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

in explaining our results from period to period: (a) market related impacts; (b) assumption changes and management actions; and (c) other items that have not been treated as adjustments to operating net income and when removed assist in explaining our results from period to period. Market related impacts include: (i) the impact of changes in interest rates that differ from our best estimate assumptions in the reporting period on investment returns and the value of derivative instruments used in our hedging programs, including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; (ii) the impact of changes in equity markets, net of hedging, above or below our best estimate assumptions of approximately 2% growth per quarter in the reporting period and of basis risk inherent in our hedging program for products that provide benefit guarantees; and (iii) the impact of changes in the fair value of real estate properties in the reporting period. Additional information regarding these adjustments is available in the footnotes to the table included under the heading Q3 2015 vs. Q3 2014 in the Financial Summary section in this document. Assumption changes reflect the impact of revisions to the assumptions used in determining our liabilities for insurance contracts and investment contracts. The impact on our liabilities for insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, or material changes to investment policies for asset segments supporting our liabilities. Underlying EPS also excludes the dilutive impact of convertible instruments.

Other non-IFRS financial measures that we use include adjusted revenue, administrative services only (“ASO”), premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, premiums and deposits, adjusted premiums and deposits, assets under management (“AUM”) and assets under administration, and effective income tax rate on an operating net income basis.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss), and underlying net income (loss). Reported net income (loss) refers to Common shareholders’ net income (loss) determined in accordance with IFRS. Reported net income (loss), operating net income (loss) including adjustments, underlying net income (loss) including adjustments, and net income and other comprehensive income (“OCI”) sensitivities are expressed on an after-tax basis unless otherwise noted.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.

Additional Information

Additional information about SLF Inc. can be found in our Annual and Interim Consolidated Financial Statements, annual and interim MD&A and Annual Information Form (“AIF”). These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.’s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission (“SEC”) in SLF Inc.’s annual report on Form 40-F and SLF Inc.’s interim MD&As and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2015	5

Financial Summary

	Quarterly results					Year-to-date
($ millions, unless otherwise noted)	Q3’15	Q2’15	Q1’15	Q4’14	Q3’14	2015	2014
Net income (loss)
Operating net income (loss)(1)	478	731	446	511	467	1,655	1,409
Reported net income (loss)	482	726	441	502	435	1,649	1,260
Underlying net income (loss)(1)	528	615	516	360	517	1,659	1,456
Diluted EPS ($)
Operating EPS (diluted)(1)	0.78	1.19	0.73	0.83	0.76	2.70	2.30
Reported EPS (diluted)	0.79	1.18	0.72	0.81	0.71	2.68	2.05
Underlying EPS (diluted)(1)	0.86	1.00	0.84	0.59	0.84	2.71	2.38
Reported basic EPS ($)	0.79	1.19	0.72	0.82	0.71	2.69	2.06
Avg. common shares outstanding (millions)	611	612	613	613	612	612	611
Closing common shares outstanding (millions)	611.2	610.6	611.2	613.1	612.7	611.2	612.7
Dividends per common share ($)	0.38	0.38	0.36	0.36	0.36	1.12	1.08
MCCSR ratio(2)	229%	223%	216%	217%	218%	229%	218%
Return on equity (%)
Operating ROE(1)	10.5%	16.5%	10.4%	12.6%	11.9%	12.5%	12.2%
Underlying ROE(1)	11.6%	13.9%	12.1%	8.8%	13.1%	12.5%	12.6%
Premiums and deposits
Net premium revenue	2,114	2,523	2,207	2,701	2,695	6,844	7,295
Segregated fund deposits	2,626	4,487	2,411	2,155	1,907	9,524	7,094
Mutual fund sales(1)	16,902	19,927	22,124	17,071	14,714	58,953	49,548
Managed fund sales(1)	7,507	7,002	8,243	7,988	8,170	22,752	21,880
ASO premium and deposit equivalents(1)	1,758	1,781	1,769	1,855	1,638	5,308	4,893
Total premiums and deposits(1)	30,907	35,720	36,754	31,770	29,124	103,381	90,710
Assets under management
General fund assets	151,654	145,472	148,725	139,419	133,623	151,654	133,623
Segregated funds	88,248	90,500	89,667	83,938	82,058	88,248	82,058
Mutual funds, managed funds and other AUM(1)	606,256	572,110	574,166	511,085	482,499	606,256	482,499
Total AUM(1)	846,158	808,082	812,558	734,442	698,180	846,158	698,180
Capital
Subordinated debt and innovative capital instruments(3)	3,389	2,879	2,881	2,865	2,857	3,389	2,857
Participating policyholders’ equity	164	139	142	141	133	164	133
Total shareholders’ equity	20,609	19,997	19,761	18,731	18,156	20,609	18,156
Total capital	24,162	23,015	22,784	21,737	21,146	24,162	21,146

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2)	Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio of Sun Life Assurance Company of Canada (“Sun Life Assurance”).
(3)

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities and qualify as capital for Canadian regulatory purposes. However, under IFRS they are reported as Senior debentures in our Annual and Interim Consolidated Financial Statements. For additional information see Capital and Liquidity Management – Capital in our 2014 annual MD&A.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss), and underlying net income (loss).

Q3 2015 vs. Q3 2014

Our reported net income was $482 million in the third quarter of 2015, compared to $435 million in the third quarter of 2014. Operating net income was $478 million for the quarter ended September 30, 2015, compared to $467 million for the same period last year. Underlying net income was $528 million, compared to $517 million in the third quarter of 2014.

Operating ROE and underlying ROE in the third quarter of 2015 were 10.5% and 11.6%, respectively. Operating and underlying ROE in the third quarter of 2014 were 11.9% and 13.1%, respectively.

6	Sun Life Financial Inc.	Third Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in the third quarter of 2015 and 2014.

	Quarterly results
($ millions, after-tax)	Q3’15	Q3’14
Reported net income	482	435
Certain hedges that do not qualify for hedge accounting in SLF Canada	(10)	2
Fair value adjustments on share-based payment awards at MFS	28	(31)
Acquisition, integration and restructuring costs(1)	(14)	(3)
Operating net income(2)	478	467
Equity market impact
Impact from equity market changes	(116)	1
Basis risk impact	(6)	(4)
Equity market impact(3)	(122)	(3)
Interest rate impact
Impact from interest rate changes	(13)	(56)
Impact of credit spread movements	26	6
Impact of swap spread movements	31	–
Interest rate impact(4)	44	(50)
Increases (decreases) from changes in the fair value of real estate	(4)	(1)
Market related impacts	(82)	(54)
Assumption changes and management actions	32	4
Underlying net income(2)	528	517
Impact of other notable items on our net income:
Experience related items(5)
Impact of investment activity on insurance contract liabilities	33	22
Mortality	(18)	(4)
Morbidity	(26)	(10)
Credit	20	9
Lapse and other policyholder behaviour	10	(8)
Expenses	(7)	(17)
Other	(16)	9
Other items(6)	–	29

(1)

In 2015, acquisition and integration costs primarily related to our acquisitions and integrations of Bentall Kennedy, Prime Advisors and Ryan Labs and our proposed acquisition of Assurant, Inc.’s U.S. Employee Benefits business. In 2014, restructuring costs consisted of transition costs related to the sale of our U.S. Annuity Business.

(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(3)

Equity market impact consists primarily of the effect of changes in equity markets during the quarter, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.

(4)

Interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Interest rate impact also includes the income impact of changes in assumed fixed income reinvestment rates and of credit and swap spread movements.

(5)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.
(6)	In 2014, Other items consists of non-recurring tax benefits pertaining to SLF U.K. and MFS.

Our reported net income for the third quarter of 2015 and 2014 included items that are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income. Operating net income for the third quarter of 2015 and 2014 excluded the net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based payment awards at MFS, and acquisition, integration and restructuring costs. The net impact of these items increased reported net income by $4 million in the third quarter of 2015 compared to a reduction of $32 million in the third quarter of 2014. In addition, our operating net income in the third quarter of 2015 increased by $58 million as a result of movements in currency rates relative to the average exchange rates in the third quarter of 2014.

Our underlying net income for the third quarter of 2015 and 2014 excludes market related impacts and assumption changes and management actions. The net impact of market related impacts and assumption changes and management actions reduced operating net income by $50 million in the third quarter of 2015, compared to a decrease of $50 million in the third quarter of 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2015	7

Net income in the third quarter of 2015 also reflected the favourable impact of investment activity on insurance contract liabilities, positive credit experience and policyholder behaviour, partially offset by unfavourable morbidity and mortality experience, expense experience, and other experience items.

Net income in the third quarter of 2014 also reflected gains from investment activity on insurance contract liabilities, positive credit experience, tax benefits and business growth. These items were partially offset by unfavourable mortality and morbidity and expense experience.

Q3 2015 vs. Q3 2014 (year-to-date)

Our reported net income was $1,649 million for the first nine months of 2015, compared to $1,260 million in the first nine months of 2014. Operating net income was $1,655 million for the nine months ended September 30, 2015, compared to $1,409 million for the same period last year. Underlying net income was $1,659 million, compared to $1,456 million for the first nine months of 2014.

Operating ROE and underlying ROE for the first nine months of 2015 were both 12.5%. Operating ROE and underlying ROE for the first nine months of 2014 were 12.2% and 12.6%, respectively.

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income for the nine months ended September 30, 2015 and 2014.

	Year-to-date
($ millions, after-tax)	2015	2014
Reported net income	1,649	1,260
Certain hedges that do not qualify for hedge accounting in SLF Canada	11	(1)
Fair value adjustments on share-based payment awards at MFS	(3)	(126)
Acquisition, integration and restructuring costs(1)	(14)	(22)
Operating net income(2)	1,655	1,409
Net equity market impact(3)	(124)	53
Net interest rate impact(4)	100	(158)
Net increases (decreases) from changes in the fair value of real estate	17	3
Market related impacts	(7)	(102)
Assumption changes and management actions	3	55
Underlying net income(2)	1,659	1,456
Impact of other notable items on our net income:
Experience related items(5)
Impact of investment activity on insurance contract liabilities	91	90
Mortality	22	(16)
Morbidity	(12)	(38)
Credit	54	43
Lapse and other policyholder behaviour	(10)	(25)
Expenses	(42)	(42)
Other	(21)	22
Other items(6)	–	29

(1)

In 2015, acquisition and integration costs primarily related to our acquisitions and integrations of Bentall Kennedy, Prime Advisors and Ryan Labs and our proposed acquisition of Assurant, Inc.’s U.S. Employee Benefits business. In 2014, restructuring costs consisted of transition costs related to the sale of our U.S. Annuity Business.

(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(3)

Equity market impact consists primarily of the effect of changes in equity markets during the period, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.

(4)

Interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Interest rate impact also includes the income impact of changes in assumed fixed income reinvestment rates and of credit and swap spread movements.

(5)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.
(6)	In 2014, Other items consists of non-recurring tax benefits pertaining to SLF U.K. and MFS.

Our reported net income for the first nine months of 2015 and 2014 included items that are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income. Operating net income for the first nine months of 2015 and 2014 excluded the net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based payment awards at MFS, and acquisition, integration and restructuring costs. The net impact of these items reduced reported net income by $6 million in the first nine months of 2015 compared to a reduction of $149 million in the same period of 2014. In addition, our operating net income in the first nine months of 2015 increased by $137 million as a result of movements in currency rates in the first nine months of 2015 relative to the average exchange rates in the first nine months of 2014.

8	Sun Life Financial Inc.	Third Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Our underlying net income for the first nine months of 2015 and 2014 excludes market related impacts and assumption changes and management actions. The net impact of market related impacts and assumption changes and management actions reduced operating net income by $4 million in the first nine months of 2015, compared to a decrease of $47 million in the first nine months of 2014.

Net income for the first nine months of 2015 also reflected the favourable impact from investment activity on insurance contract liabilities, positive credit and mortality experience, partially offset by unfavourable expense experience including investment in growing our businesses, morbidity, lapse and other policyholder behaviour, and other experience items.

Net income for the first nine months of 2014 also reflected gains from investment activity on insurance contract liabilities, positive credit experience, business growth and tax benefits, partially offset by unfavourable mortality and morbidity, expense, and lapse and other policyholder behaviour experience.

Assumption Changes and Management Actions

Due to the long-term nature of our business, we make certain judgments involving assumptions and estimates to value our obligations to policyholders. The valuation of these obligations are recorded in our financial statements as insurance contract liabilities and investment contract liabilities and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, lapse and other policyholder behaviour, expenses and inflation and other factors over the life of our products. We review assumptions each year, generally in the third quarter, and revise these assumptions if appropriate.

During the third quarter of 2015 the net impact of assumption changes and management actions resulted in an increase of $32 million to reported and operating net income compared to an increase of $4 million in the third quarter of 2014.

Assumption changes and management actions by type

The following table sets out the impact of assumption changes and management actions on our net income in the third quarter of 2015.

Q3’15	Quarterly
($ millions, after-tax)	Impact on net income	Comments
Mortality/morbidity	179	Updates to reflect mortality/morbidity experience in all jurisdictions and changes to future mortality improvement assumptions in the International insurance business in SLF U.S.
Lapse and other policyholder behaviour	(555)	Updates to reflect experience as discussed below.
Expenses	(85)	Updates to reflect expense studies primarily in our International wealth business in SLF U.S. and in the individual wealth business in SLF Canada.
Investment returns	237	Updates to various investment related assumptions. The largest items are a change to the provision for investment risk in the SLF Canada participating account and the reflection of investment strategy changes in the SLF Canada non-participating insurance business.
Model enhancements and other	256	Other changes, the largest of which are changes in reinsurance agreements and tax assumptions in the SLF U.S. insurance business.
Total impact on net income(1)	32

(1)	Assumption changes and management actions is presented as an adjustment to arrive at underlying net income described in the Q3 2015 vs. Q3 2014 heading of this section.

Changes in lapse and policyholder behaviour assumptions are primarily in the individual insurance businesses in SLF Canada and SLF U.S. The largest items, which all had negative impacts, were the increase in lapse rates at renewal for term insurance in SLF Canada to reflect a stronger link between lapse rates and the size of the renewal premium increase; the reduction in lapse rates at longer policy durations for Universal Life policies in SLF Canada to reflect emerging experience; the reduction in assumed premium payments for flexible premium insurance policies in SLF U.S. to reflect the increasing tendency of policyholders to stop paying premiums when their policy becomes fully funded; and the reduction in lapse rates on International insurance policies, especially for no-lapse-guarantee policies.

Goodwill Impairment Testing

In the fourth quarter of 2015, we will perform our annual goodwill impairment testing. Testing is conducted by comparing a cash generating unit’s (“CGU’s”) carrying value to its recoverable amount. We determine the recoverable amount by reference to an appraisal value that is impacted by the economic and regulatory environment, which includes changes in interest rates, market volatility, capital requirements and other factors, and is based on estimates of future sales, income, expenses, and the level and cost of capital over the lifetime of the business.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2015	9

A listing of our CGUs as at December 31, 2014 and the goodwill allocated to them is included in Note 10 of our 2014 Annual Consolidated Financial Statements.

Goodwill is not recognized as an asset for MCCSR purposes and is deducted from available capital. Therefore, impairment charges against goodwill do not have any impact on the MCCSR ratio.

Acquisitions

On July 31, 2015, we completed the acquisition of Prime Advisors, a U.S.-based investment management firm specializing in customized fixed income portfolios primarily for U.S. insurance companies.

On September 1, 2015, we completed the acquisition of Bentall Kennedy, a real estate investment manager operating in Canada and the U.S.

On September 9, 2015, we entered into an agreement with Assurant, Inc. (“Assurant”) to acquire Assurant’s U.S. Employee Benefits business. The acquisition will be financed using a combination of cash and subordinated debt issued by SLF Inc. The transaction is expected to close by the end of the first quarter of 2016 and is subject to regulatory approvals and customary closing conditions.

Additional information concerning the acquisitions is provided in Note 3 of our Interim Consolidated Financial Statements.

Impact of Foreign Exchange Rates

We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia, and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars.

Items impacting our Consolidated Statements of Operations, such as Revenue, Benefits and expenses, and income, are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, such as Assets and Liabilities, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past five quarters and two years.

	Quarterly					Year-to-date
Exchange Rate	Q3’15	Q2’15	Q1’15	Q4’14	Q3’14	2015	2014
Average
U.S. Dollar	1.307	1.229	1.240	1.136	1.088	1.259	1.094
U.K. Pounds	2.025	1.882	1.878	1.797	1.817	1.929	1.825
Period end
U.S. Dollar	1.331	1.249	1.269	1.162	1.120	1.331	1.120
U.K. Pounds	2.014	1.962	1.880	1.809	1.815	2.014	1.815

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company’s international operations is translated back to Canadian dollars. However, in a period of losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of foreign exchange on net income on a year-over-year basis. During the third quarter of 2015, our operating net income increased by $58 million as a result of movements in currency rates in the third quarter of 2015 relative to the average exchange rates in the third quarter of 2014. In addition, during the first nine months of 2015, our operating net income increased by $137 million as a result of movements in currency rates in the first nine months of 2015 relative to the average exchange rates in the first nine months of 2014.

10	Sun Life Financial Inc.	Third Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Performance by Business Group

SLF Canada

SLF Canada is the Canadian market leader in a number of its businesses, providing products and services to over six million Canadians. Our distribution breadth, strong service culture, technology leadership, and brand recognition provide an excellent platform for growth. SLF Canada has three main business units – Individual Insurance & Wealth, Group Benefits (“GB”), and Group Retirement Services (“GRS”) – which offer a full range of protection, wealth accumulation, and income products and services to individuals in their communities and their workplaces.

	Quarterly results					Year-to-date
($ millions)	Q3’15	Q2’15	Q1’15	Q4’14	Q3’14	2015	2014
Underlying net income (loss)(1)	174	250	201	181	237	625	642
Market related impacts	(51)	70	(69)	(54)	(33)	(50)	(23)
Assumption changes and management actions	14	11	3	(4)	35	28	55
Operating net income (loss)(1)	137	331	135	123	239	603	674
Hedges that do not qualify for hedge accounting	(10)	6	15	(6)	2	11	(1)
Reported net income (loss)	127	337	150	117	241	614	673
Underlying ROE (%)(1)	9.0	12.8	10.6	9.7	12.8	10.8	11.6
Operating ROE (%)(1)	7.0	17.0	7.1	6.6	12.9	10.4	12.2
Operating net income (loss) by business unit(1)
Individual Insurance & Wealth(1)	42	178	38	80	68	258	304
Group Benefits(1)	71	107	54	55	124	232	235
Group Retirement Services(1)	24	46	43	(12)	47	113	135
Total operating net income (loss)(1)	137	331	135	123	239	603	674

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q3 2015 vs. Q3 2014

SLF Canada’s reported net income was $127 million in the third quarter of 2015, compared to $241 million in the third quarter of 2014. Operating net income was $137 million, compared to $239 million in the third quarter of 2014. Operating net income for both periods in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting, which are set out in the table above.

Underlying net income in the third quarter of 2015 was $174 million, compared to $237 million in the third quarter of 2014. Underlying net income in SLF Canada excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in the third quarter of 2015 was primarily driven by equity markets partially offset by swap spreads and credit spreads, compared to the unfavourable effect in the third quarter of 2014 primarily driven by interest rates and equity markets.

Net income in the third quarter of 2015 also reflected lower gains from new business in GRS, unfavourable mortality experience in the individual wealth business in Individual Insurance & Wealth and GRS, and expense experience including investment in growing our individual wealth business. In our GB line of business, the unfavourable, though improved, impacts of high cost drug claims were offset by positive disability experience.

Net income in the third quarter of 2014 also reflected net realized gains on available-for-sale (“AFS”) assets, the favourable impact of gains from new business in GRS and the insurance business in Individual Insurance & Wealth, as well as gains from investing activity on insurance contract liabilities.

In the third quarter of 2015, individual life and health insurance product sales increased 31% compared to the same period last year, and included a number of large participating whole life insurance sales. Sales of Individual wealth products increased 16% over the third quarter of 2014 due to strong mutual fund sales and segregated fund sales including sales of Sun Life Guaranteed Investment Funds. Sun Life Global Investments (Canada) Inc. (“SLGI”) retail mutual funds continued their positive momentum from 2014, with sales up 45% over the same period in 2014.

GB sales increased 72% compared to the third quarter of 2014 primarily driven by activity in the large case market segment. GRS sales increased 71% compared to the prior year due to strong defined contribution sales and the successful retention of large case business. Pension rollover sales were $543 million, an increase of 39% from the third quarter of 2014.

Q3 2015 vs. Q3 2014 (year-to-date)

Reported net income was $614 million for the first nine months of 2015, compared to $673 million for the nine months ended September 30, 2014. Operating net income for the first nine months of 2015 was $603 million, compared to $674 million in the same

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2015	11

period of 2014. Operating net income for both periods in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting, which are set out in the table above.

Underlying net income was $625 million in the nine months ended September 30, 2015, compared to $642 million in the same period last year. Underlying net income in SLF Canada excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in the first nine months of 2015 was primarily driven by equity markets partially offset by the positive impacts of swap spreads and credit spreads, compared to the unfavourable effect in the first nine months of 2014 primarily driven by interest rates partially offset by equity markets.

Net income for the nine months ended September 30, 2015 also reflected gains from investment activity on insurance contract liabilities offset by unfavourable policyholder behaviour, lower gains on new business, and expense experience including investment in growing our individual wealth business.

Net income for the nine months ended September 30, 2014 also reflected net realized gains on AFS assets, gains from new business in GRS and the insurance business in Individual Insurance & Wealth, as well as gains from investing activity on insurance contract liabilities. These positive impacts were partially offset by unfavourable morbidity experience in GB.

SLF U.S.

SLF U.S. has three business units: Group Benefits, International, and In-force Management. Group Benefits provides protection solutions to employers and employees including group life, disability, medical stop-loss, and dental insurance products, as well as a suite of voluntary benefits products. International offers individual life insurance and investment wealth products to high net worth clients in international markets. In-force Management includes certain closed individual life insurance products, primarily universal life and participating whole life insurance.

	Quarterly results					Year-to-date
(US$ millions)	Q3’15	Q2’15	Q1’15	Q4’14	Q3’14	2015	2014
Underlying net income (loss)(1)	73	85	65	9	45	223	231
Market related impacts	(16)	23	8	16	(6)	15	(53)
Assumption changes and management actions	(8)	–	(54)	121	(42)	(62)	(19)
Operating net income (loss)(1)	49	108	19	146	(3)	176	159
Reported net income (loss)	49	108	19	146	(3)	176	159
Underlying ROE (%)(1)	11.2	12.7	9.7	1.3	6.8	11.2	11.3
Operating ROE (%)(1)	7.5	16.2	2.8	22.0	(0.4)	8.9	7.8
Operating net income (loss) by business unit(1)
Group Benefits(1)	16	22	38	(64)	(11)	76	9
International(1)	67	(1)	2	78	33	68	83
In-force Management(1)	(34)	87	(21)	132	(25)	32	67
Total operating net income (loss)(1)	49	108	19	146	(3)	176	159

(C$ millions)
Underlying net income (loss)(1)	97	105	81	13	48	283	253
Operating net income (loss)(1)	64	134	35	168	(4)	233	173
Reported net income (loss)	64	134	35	168	(4)	233	173

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q3 2015 vs. Q3 2014

SLF U.S.’s reported net income and operating net income was C$64 million in the third quarter of 2015, compared to reported net loss and operating net loss of C$4 million in the third quarter of 2014. There were no operating net income adjustments in SLF U.S. in 2015 or 2014. Underlying net income was C$97 million, compared to C$48 million in the third quarter of 2014. The weakening of the Canadian dollar in the third quarter of 2015 relative to average exchange rates in the third quarter of 2014 increased operating net income by $11 million.

In U.S. dollars, SLF U.S.’s reported net income and operating net income was US$49 million in the third quarter of 2015, compared to reported net loss and operating net loss of US$3 million in the third quarter of 2014. Underlying net income was US$73 million in the third quarter of 2015, compared to US$45 million in the third quarter of 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in the third quarter of 2015 was primarily driven by the impact of interest rate and equity market changes partially offset by changes in credit spreads and swap spreads, compared to the unfavourable effect in the third quarter of 2014 primarily driven by the impact of interest rate changes partially offset by changes in credit spreads. Assumption

12	Sun Life Financial Inc.	Third Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

changes and management actions in the third quarter of 2015 had an unfavourable impact in In-force Management mostly offset by favourable impacts in International and Group Benefits.

Net income in the third quarter of 2015 also reflected net realized gains on the sale of AFS assets, favourable tax adjustments related to prior years, and the impact of price increases and expense management in Group Benefits. These items were partially offset by unfavourable morbidity and mortality experience in Group Benefits.

Net income in the third quarter of 2014 also reflected unfavourable underwriting experience in Group Benefits, primarily in the disability line of business, unfavourable mortality experience in Group Benefits and In-force Management and non-recurring expense experience.

Group Benefits sales in the third quarter of 2015 increased 10% compared to the same period last year driven by a 63% increase in stop-loss sales.

International sales reflect the ongoing repositioning of our product offerings in our chosen life and wealth markets, and showed a decrease of 66% compared to the same period last year.

Q3 2015 vs. Q3 2014 (year-to-date)

SLF U.S.’s reported net income and operating net income was C$233 million for the nine months ended September 30, 2015, compared to reported net income and operating net income of C$173 million for the same period last year. There were no operating net income adjustments in SLF U.S. in 2015 or 2014. Underlying net income was C$283 million in the first nine months of 2015, compared to C$253 million in the same period of 2014. The weakening of the Canadian dollar in the first nine months of 2015 relative to average exchange rates in the first nine months of 2014 increased operating net income by $31 million.

In U.S. dollars, SLF U.S.’s reported net income and operating net income was US$176 million for the nine months ended September 30, 2015, compared to reported net income and operating net income of US$159 million for the nine months ended September 30, 2014. Underlying net income was US$223 million for the nine months ended September 30, 2015, compared to US$231 million in the same period last year. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in the first nine months of 2015 was primarily driven by changes in credit spreads partially offset by equity market changes, compared to the unfavourable effect in the first nine months of 2014 primarily driven by interest rates.

Net income for the first nine months of 2015 also reflected positive credit experience, net realized gains on the sale of AFS assets, favourable tax adjustments related to prior years, the impact of price increases and expense management in Group Benefits, and favourable mortality experience in International. These items were partially offset by unfavourable claims experience in Group Benefits and unfavourable mortality and policyholder behaviour experience in In-force Management.

Net income for the first nine months of 2014 also reflected net realized gains on the sale of AFS assets and favourable credit experience, partially offset by unfavourable mortality experience in group life and In-force Management and unfavourable underwriting experience in our group disability line of business.

SLF Asset Management

SLF Asset Management is our asset management segment composed of MFS and SLIM.

MFS is a premier global asset management firm which offers a comprehensive selection of products and services. Drawing on an investment heritage that emphasizes collaboration and integrity, MFS actively manages assets for retail and institutional investors around the world through mutual and commingled funds, separately managed accounts, institutional products, and retirement strategies.

SLIM delivers customized fixed income solutions including liability-driven investing, and a suite of alternative, yield-oriented asset classes, including private fixed income, real estate and commercial mortgages. SLIM consists of the businesses of Bentall Kennedy, Prime Advisors, Ryan Labs, and SLIM Inc. that offer a comprehensive set of capabilities to institutional investors.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2015	13

	Quarterly results					Year-to-date
SLF Asset Management (C$ millions)	Q3’15	Q2’15	Q1’15	Q4’14	Q3’14	2015	2014
Operating net income and underlying net income(1)	176	173	168	156	168	517	460
Fair value adjustments on share-based payment awards	28	(11)	(20)	1	(31)	(3)	(126)
Reported net income	204	162	148	157	137	514	334
Assets under management (C$ billions)(2)	593.0	558.3	559.9	500.7	475.6	593.0	475.6
Gross sales (C$ billions)(2)	22.7	25.3	28.2	23.3	21.9	76.2	67.8
Net sales (C$ billions)(2)	(11.2)	(1.8)	(0.2)	(2.2)	(2.2)	(13.2)	3.4

MFS (C$ millions)
Operating net income(1)	173	173	168	156	168	514	460
Fair value adjustments on share-based payment awards	28	(11)	(20)	1	(31)	(3)	(126)
Reported net income	201	162	148	157	137	511	334
Assets under management (C$ billions)(2)	537.4	550.2	559.9	500.7	475.6	537.4	475.6
Gross sales (C$ billions)(2)	21.5	24.7	28.2	23.3	21.9	74.4	67.8
Net sales (C$ billions)(2)	(11.8)	(2.2)	(0.2)	(2.2)	(2.2)	(14.2)	3.4
(US$ millions)
Operating net income(1)	133	141	135	137	154	409	420
Fair value adjustments on share-based payment awards	21	(9)	(16)	–	(28)	(4)	(114)
Reported net income	154	132	119	137	126	405	306
Pre-tax operating profit margin ratio(2)	40%	40%	40%	39%	43%	40%	42%
Average net assets (US$ billions)(2)	429.5	450.3	436.4	427.3	434.7	438.7	425.0
Assets under management (US$ billions)(2)(3)	403.7	440.5	441.4	431.0	424.8	403.7	424.8
Gross sales (US$ billions)(2)	16.5	20.1	22.8	20.5	20.1	59.4	62.0
Net sales (US$ billions)(2)	(9.0)	(1.8)	(0.2)	(1.9)	(2.0)	(11.0)	3.1
Asset appreciation (depreciation) (US$ billions)	(27.8)	0.9	10.6	8.1	(11.8)	(16.3)	8.9
S&P 500 Index (daily average)	2,027	2,102	2,064	2,012	1,977	2,064	1,897
MSCI EAFE Index (daily average)	1,785	1,906	1,817	1,795	1,924	1,835	1,920

SLIM (C$ millions)
Operating net income(1)	3					3
Reported net income	3					3
Assets under management (C$ billions)(2)(4)	55.6	8.1				55.6
Gross sales (C$ billions)(2)(4)	1.2	0.6				1.8
Net sales (C$ billions)(2)(4)	0.6	0.4				1.0

(1)

Represents a non-IFRS financial measure that excludes fair value adjustments on share-based payment awards at MFS. For SLF Asset Management, operating net income is generally expected to be equal to underlying net income. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

(2)	Pre-tax operating profit margin ratio, AUM, average net assets, and sales are non-IFRS financial measures. See Reconciliation of Non-IFRS Financial Measures.
(3)	Monthly Information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found in the “About MFS” section of its website at www.mfs.com/CorpFact.
(4)

Beginning in the third quarter of 2015, we are reporting SLIM’s AUM, gross sales and net sales in the SLF Asset Management segment as described under the heading How we report our results. In the second quarter of 2015, the AUM, gross sales and net sales were previously included in the Corporate segment.

Q3 2015 vs. Q3 2014

SLF Asset Management’s reported net income was C$204 million in the third quarter of 2015, compared to C$137 million in the third quarter of 2014. SLF Asset Management had operating net income and underlying net income of C$176 million in the third quarter of 2015, compared to C$168 million in the third quarter of 2014. Operating net income and underlying net income in SLF Asset Management excludes the impact of fair value adjustments on share-based payment awards at MFS, which is set out in the table above. The weakening of the Canadian dollar in the third quarter of 2015 relative to average exchange rates in the third quarter of 2014 increased operating net income by $29 million.

14	Sun Life Financial Inc.	Third Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

SLF Asset Management’s net income increased in the third quarter of 2015 compared to the same period in 2014 primarily due to the favourable impact of currency, partially offset by the results of MFS.

In U.S. dollars, MFS’s reported net income was US$154 million in the third quarter of 2015, compared to US$126 million in the third quarter of 2014. MFS’s operating net income was US$133 million in the third quarter of 2015, compared to US$154 million in the third quarter of 2014. Operating net income in MFS excludes the impact of fair value adjustments on share-based payment awards, which is set out in the table above. MFS’s operating net income in U.S. dollars decreased in the third quarter of 2015 compared to the same period in 2014, primarily due to compensation costs and continued investment in technological infrastructure, lower average net assets and tax benefits in the third quarter of 2014. MFS’s pre-tax operating profit margin ratio was 40% in the third quarter of 2015, down from 43% in the third quarter of 2014.

SLIM’s reported net income and operating net income was C$3 million in the third quarter of 2015. SLIM’s net income in the third quarter of 2015 reflected the acquisition of Bentall Kennedy and Prime Advisors during the quarter.

SLF Asset Management’s AUM was C$593.0 billion as at September 30, 2015, compared to C$500.7 billion as at December 31, 2014. The increase in SLF Asset Management’s AUM was primarily due to the acquisitions in SLIM in the third quarter of 2015. MFS’s AUM was US$403.7 billion as at September 30, 2015, compared to US$431.0 billion as at December 31, 2014. The decrease of US$27.3 billion was primarily driven by gross sales of US$59.4 billion, more than offset by redemptions of US$70.4 billion and asset depreciation of US$16.3 billion. Market volatility during the third quarter of 2015 contributed to a decrease in gross sales across our retail and institutional product lines. In addition, some large institutional clients rebalanced their investments leading to redemptions that were larger than usual. These factors were the major drivers to our net outflows this quarter. 74%, 86%, and 97% of MFS’s retail fund assets ranked in the top half of their Lipper categories based on three-, five-, and ten-year performance, respectively at September 30, 2015. SLIM’s AUM was C$55.6 billion as at September 30, 2015.

Q3 2015 vs. Q3 2014 (year-to-date)

SLF Asset Management’s reported net income was C$514 million in the first nine months of 2015, compared to C$334 million in the first nine months of 2014. SLF Asset Management had operating net income and underlying net income of C$517 million in the first nine months of 2015, compared to C$460 million in the first nine months of 2014. The weakening of the Canadian dollar in the first nine months of 2015 relative to average exchange rates in the first nine months of 2014 increased operating net income by $67 million.

MFS’s reported net income for the nine months ended September 30, 2015 was US$405 million, compared to US$306 million for the same period last year. MFS’s operating net income was US$409 million for the first nine months of 2015, compared to US$420 million for the nine months ended September 30, 2014. MFS’s operating net income in U.S. dollars for the first nine months of 2015 decreased compared to the same period last year, primarily due to compensation costs and continued investment in technological infrastructure, partially offset by higher average net assets.

SLIM’s reported net income and operating net income for the nine months ended September 30, 2015 was C$3 million.

SLF Asia

SLF Asia operates through subsidiaries in the Philippines, Hong Kong, and Indonesia, as well as through joint ventures with local partners in the Philippines, Indonesia, Vietnam, Malaysia, China, and India. We offer individual life insurance products in all seven markets, and group benefits and/or pension and retirement products in the Philippines, China, Hong Kong, India, Malaysia, and Vietnam. We have also established asset management companies either directly or through joint ventures in the Philippines, China, and India. We distribute these protection and wealth products to middle- and upper-income individuals, groups, and affinity clients through multiple distribution channels.

	Quarterly results					Year-to-date
($ millions)	Q3’15	Q2’15	Q1’15	Q4’14	Q3’14	2015	2014
Underlying net income (loss)(1)	67	71	62	50	48	200	124
Market related impacts	(17)	19	10	(8)	3	12	(4)
Assumption changes and management actions	27	3	(4)	20	–	26	–
Operating net income (loss)(1)	77	93	68	62	51	238	120
Reported net income (loss)	77	93	68	62	51	238	120
Underlying ROE (%)(1)	7.8	8.4	7.7	6.8	7.1	8.0	6.4
Operating ROE (%)(1)	9.1	11.0	8.6	8.4	7.5	9.6	6.2

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q3 2015 vs. Q3 2014

SLF Asia’s reported net income and operating net income was $77 million in the third quarter of 2015, compared to reported net income and operating net income of $51 million in the third quarter of 2014. There were no operating net income adjustments in SLF Asia in 2015 or 2014. The weakening of the Canadian dollar in the third quarter of 2015 relative to average exchange rates in the third quarter of 2014 increased operating net income by $10 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2015	15

Underlying net income was $67 million, compared to $48 million in the third quarter of 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in the third quarter of 2015 was primarily driven by equity markets and interest rates, compared to the favourable effect in the third quarter of 2014 primarily driven by equity markets.

Net income in the third quarter of 2015 also reflected business growth relative to the third quarter of 2014.

Total individual insurance sales of $114 million increased 8% compared to the third quarter of 2014. Excluding currency impact, individual insurance sales decreased by 5%. Sales increases in the Philippines, Vietnam and Malaysia of 17%, 142% and 23%, respectively, in local currency, were driven by growth in the agency distribution in the Philippines and Vietnam and bancassurance distribution in Malaysia. These increases were more than offset by decreases in Hong Kong, Indonesia, India and China. Wealth sales grew compared to the third quarter of 2014, with strong mutual fund sales in India and higher Mandatory Provident Fund sales in Hong Kong.

Q3 2015 vs. Q3 2014 (year-to-date)

Reported net income and operating net income was $238 million for the first nine months of 2015, compared to reported net income and operating net income of $120 million for the same period last year. There were no operating net income adjustments in SLF Asia in 2015 or 2014. The weakening of the Canadian dollar in the first nine months of 2015 relative to average exchange rates in the first nine months of 2014 increased operating net income by $28 million.

Underlying net income for the first nine months of 2015 was $200 million, compared to $124 million in the same period last year. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable impact of market related effect in the first nine months of 2015 was primarily driven by equity markets and interest rates, compared to the unfavourable effect in the first nine months of 2014 primarily driven by interest rates and partially offset by equity markets.

Net income for the first nine months of 2015 also reflected favourable impacts from business growth and net gains on AFS securities relative to the first nine months of 2014. Net income for the first nine months of 2014 reflected net losses on AFS securities driven by an impairment in Hong Kong.

Total individual life sales of $341 million in the first nine months of 2015 increased by 18% compared to the first nine months of 2014, or an increase of 6% excluding currency impact. Sales increased across the region except in China, India and Hong Kong. Sales in the Philippines, Vietnam, Malaysia and Indonesia increased 37%, 111%, 25% and 4%, respectively, measured in local currency. Wealth sales increased compared to the first nine months of 2014 driven by China, India and Hong Kong.

Corporate

Corporate includes the results of SLF U.K. and Corporate Support. Corporate Support includes our Run-off reinsurance business as well as investment income, expenses, capital, and other items that have not been allocated to our other business segments. SLF U.K. has a run-off block of business which has been closed to new business and focuses on supporting existing customers.

	Quarterly results					Year-to-date
($ millions)	Q3’15	Q2’15	Q1’15	Q4’14	Q3’14	2015	2014
Underlying net income (loss)(1)	14	16	4	(40)	16	34	(23)
Market related impacts	9	(21)	28	23	(18)	16	(17)
Assumption changes and management actions	1	5	8	19	15	14	22
Operating net income (loss)(1)	24	–	40	2	13	64	(18)
Acquisition, integration and restructuring costs(2)	(14)	–	–	(4)	(3)	(14)	(22)
Reported net income (loss)	10	–	40	(2)	10	50	(40)
Operating net income (loss) by business unit(1)
SLF U.K.(1)	70	37	71	65	44	178	109
Corporate Support(1)	(46)	(37)	(31)	(63)	(31)	(114)	(127)
Total operating net income (loss)(1)	24	–	40	2	13	64	(18)

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2)

In 2015, acquisition and integration costs primarily related to our acquisitions and integrations of Bentall Kennedy, Prime Advisors and Ryan Labs and our proposed acquisition of Assurant, Inc.’s U.S. Employee Benefits business. In 2014, restructuring costs consisted of transition costs related to the sale of our U.S. Annuity Business.

Q3 2015 vs. Q3 2014

Corporate had a reported net income of $10 million in the third quarter of 2015, compared to a reported net income of $10 million in the third quarter of 2014. Operating net income was $24 million for the third quarter of 2015, compared to an operating net income of $13 million in the same period last year. Operating net income (loss) excludes acquisition, integration and restructuring costs, which are set out in the table above. The weakening of the Canadian dollar in the third quarter of 2015 relative to average exchange rates in the third quarter of 2014 increased operating net income by $8 million.

16	Sun Life Financial Inc.	Third Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Underlying net income was $14 million, compared to underlying net income of $16 million in the third quarter of 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in the third quarter of 2015 was primarily driven by interest rates and equity markets, compared to the unfavourable effect in the third quarter of 2014 primarily driven by interest rates.

SLF U.K.’s operating net income was $70 million in the third quarter of 2015, compared to $44 million in the third quarter of 2014. SLF U.K.’s net income in the third quarter of 2015 reflected the favourable effect of interest rates and equity markets, policyholder behaviour, and investment activity on insurance contract liabilities, partially offset by assumption changes and management actions. Net income in the third quarter of 2014 reflected the unfavourable impact of interest rates, partially offset by positive mortality experience and a non-recurring tax-related benefit.

Corporate Support had an operating net loss of $46 million in the third quarter of 2015, compared to an operating net loss of $31 million in the third quarter of 2014. The increase in loss was largely as a result of foreign exchange losses in the third quarter of 2015.

Q3 2015 vs. Q3 2014 (year-to-date)

The reported net income was $50 million in the Corporate segment for the nine months ended September 30, 2015, compared to a reported net loss of $40 million in the same period one year ago. Operating net income was $64 million for the first nine months of 2015, compared to an operating net loss of $18 million in the same period last year. Operating net income (loss) excludes acquisition, integration and restructuring costs, which are set out in the table above. The weakening of the Canadian dollar in the first nine months of 2015 relative to average exchange rates in the first nine months of 2014 increased operating net income by $11 million.

Underlying net income was $34 million in the nine months ended September 30, 2015, compared to an underlying net loss of $23 million in the nine months ended September 30, 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in the first nine months of 2015 was primarily driven by interest rates partially offset by equity markets, compared to the unfavourable effect in the first nine months of 2014 primarily driven by interest rates and equity markets.

SLF U.K.’s operating net income for the nine months ended September 30, 2015 was $178 million, compared to $109 million for the first nine months ended September 30, 2014. Net income in the first nine months of 2015 reflected the favourable effect of interest rates, policyholder behaviour and mortality experience, and assumption changes and management actions, partially offset by equity markets. Net income in the first nine months of 2014 reflected positive impacts from assumption changes and management actions, partially offset by the unfavourable impact of interest rates and equity markets.

In Corporate Support, the operating net loss for the nine months ended September 30, 2015 was $114 million, compared to an operating loss of $127 million for the same period one year ago. The decrease in loss was due to lower preferred share dividends and tax benefits, partially offset by higher level of project expenses.

Additional Financial Disclosure

Revenue

	Quarterly results					Year-to-date
($ millions)	Q3’15	Q2’15	Q1’15	Q4’14	Q3’14	2015	2014
Premiums
Gross	3,835	4,103	3,723	4,023	4,080	11,661	11,476
Ceded	(1,721)	(1,580)	(1,516)	(1,322)	(1,385)	(4,817)	(4,181)
Net premium revenue	2,114	2,523	2,207	2,701	2,695	6,844	7,295
Net investment income
Interest and other investment income	1,362	1,320	1,279	1,258	1,265	3,961	3,683
Fair value and foreign currency changes on assets and liabilities	(168)	(3,500)	2,495	2,196	495	(1,173)	3,976
Net gains (losses) on available-for-sale assets	47	46	96	49	48	189	153
Fee income	1,338	1,293	1,255	1,171	1,111	3,886	3,282
Total revenue	4,693	1,682	7,332	7,375	5,614	13,707	18,389
Adjusted revenue(1)	5,573	6,011	5,685	6,229	6,249	17,297	17,824

(1)

Represents a non-IFRS financial measure that excludes from revenue the impact of Constant Currency Adjustment, FV Adjustment, and Reinsurance in SLF Canada’s GB Operations Adjustment as described in Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Revenue in the third quarter of 2015 was $4.7 billion, compared to $5.6 billion in the third quarter of 2014. The decrease is mainly attributable to net losses from changes in fair value of fair value through profit or loss (“FVTPL”) assets and liabilities and lower net

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2015	17

premium revenue in SLF Canada, SLF U.S. and Corporate Support, partially offset by favourable currency impact from the weakening Canadian dollar and higher fee income in SLF Canada, SLF Asset Management and SLF Asia. The weakening of the Canadian dollar relative to average exchange rates in the third quarter of 2014 increased revenue by $532 million. Adjusted revenue was $5.6 billion in the third quarter of 2015, $0.6 billion lower compared to the third quarter of 2014. The decrease was primarily driven by lower net premium revenue in SLF Canada, SLF U.S. and Corporate Support, partially offset by higher fee income in SLF Canada, SLF Asset Management and SLF Asia.

Revenue was $13.7 billion for the nine months ended September 30, 2015, down $4.7 billion from the comparable period last year. The decrease was mainly attributable to net losses in changes in fair value of FVTPL assets and liabilities and lower net premium revenue in SLF Canada, SLF U.S. and Corporate Support, partially offset by favourable currency impact from the weakening Canadian dollar and higher fee income from SLF Asset Management, SLF Canada and SLF Asia. Adjusted revenue of $17.3 billion for the nine months ended September 30, 2015 was $0.5 billion lower compared to the same period last year, primarily due to lower net premium revenue in SLF Canada, SLF U.S. and Corporate Support, partially offset by higher fee income in SLF Asset Management, SLF Canada and SLF Asia.

Premiums and Deposits

	Quarterly results					Year-to-date
($ millions)	Q3’15	Q2’15	Q1’15	Q4’14	Q3’14	2015	2014
Net premium revenue	2,114	2,523	2,207	2,701	2,695	6,844	7,295
Segregated fund deposits	2,626	4,487	2,411	2,155	1,907	9,524	7,094
Mutual fund sales(1)	16,902	19,927	22,124	17,071	14,714	58,953	49,548
Managed fund sales(1)	7,507	7,002	8,243	7,988	8,170	22,752	21,880
ASO premium and deposit equivalents(1)	1,758	1,781	1,769	1,855	1,638	5,308	4,893
Total premiums and deposits(1)	30,907	35,720	36,754	31,770	29,124	103,381	90,710
Total adjusted premiums and deposits(1)(2)	27,938	33,663	34,099	31,842	30,254	95,854	94,121

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2)

Represents a non-IFRS financial measure that excludes from premiums and deposits the impact of Constant Currency Adjustment and Reinsurance in SLF Canada’s GB Operations Adjustment as described in Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Premiums and deposits were $30.9 billion in the third quarter of 2015, compared to $29.1 billion in the third quarter of 2014, primarily due to favourable currency impact, higher segregated fund deposits in SLF Canada, partially offset by lower fund sales in SLF Asset Management and decreased net premium revenue in SLF Canada, SLF U.S. and Corporate Support. The weakening of the Canadian dollar relative to average exchange rates in the third quarter of 2014 increased total premiums and deposits by approximately $4.1 billion. Adjusted premiums and deposits of $27.9 billion in the third quarter of 2015 decreased $2.4 billion from the third quarter of 2014. The decrease was mainly the result of lower fund sales in SLF Asset Management and decreased net premium revenue in SLF Canada, SLF U.S. and Corporate Support, partially offset by higher fund sales in SLF Asia.

Premiums and deposits were $103.4 billion for the nine months ended September 30, 2015, compared to $90.7 billion for the nine months ended September 30, 2014. The increase was primarily attributable to favourable currency impact from the weakening of the Canadian dollar, higher segregated fund deposits and ASO premium and deposit equivalents in SLF Canada, increased fund sales in SLF Asia, partially offset by lower fund sales in SLF Asset Management, lower net premium revenue in SLF Canada, SLF U.S. and Corporate Support. Adjusted premiums and deposits of $95.9 billion for the nine months ended September 30, 2015 increased by $1.8 billion over the same period last year. The increase was mainly due to higher segregated fund deposits and ASO premium and deposit equivalents in SLF Canada, increased fund sales in SLF Asia, partially offset by lower fund sales in SLF Asset Management, lower net premium revenue in SLF Canada, SLF U.S. and Corporate Support.

Net premium revenue, which reflects gross premiums less amounts ceded to reinsurers, was $2.1 billion in the third quarter of 2015, compared to $2.7 billion in the third quarter of 2014. Net premium revenue was $6.8 billion in the first nine months in 2015, compared to $7.3 billion in the same period last year. In both cases, the decrease was mainly attributable to decreased defined benefit solution sales in GRS in SLF Canada, lower sales in International in SLF U.S. and the impact of a reinsurance agreement in Run-off Reinsurance we entered into during the quarter, partially offset by favourable currency impact and higher net premium revenue in SLF Asia.

Segregated fund deposits were $2.6 billion in the third quarter of 2015, compared to $1.9 billion in the third quarter of 2014. Segregated fund deposits were $9.5 billion in the first nine months in 2015, compared to $7.1 billion in the same period last year. In both cases, the increase was largely attributable to increases in GRS in SLF Canada.

Sales of mutual funds was $16.9 billion in the third quarter of 2015, up $2.2 billion compared to the third quarter of 2014. Sales of mutual funds was $59.0 billion in the first nine months in 2015, compared to $49.5 billion in the same period last year. In both cases, the increase was driven by favourable currency impact and higher sales in India and SLF Canada. Sales of managed funds was $7.5 billion in the third quarter of 2015, compared to $8.2 billion in the third quarter of 2014. The decrease was largely due to lower sales in MFS in SLF Asset Management, partially offset by favourable currency impact from the weakening of the Canadian dollar and SLF Asset Management sales from SLIM, including the 2015 acquisitions and SLIM Inc. Sales of managed funds was $22.8 billion in the first nine months in 2015, compared to $21.9 billion in the same period last year. The increase was primarily

18	Sun Life Financial Inc.	Third Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

driven by favourable currency impact from the weakening Canadian dollar and higher sales in SLF Asset Management from SLIM partially offset by lower sales in MFS.

ASO premium and deposit equivalents were $1.8 billion in the third quarter of 2015, compared to $1.6 billion in the third quarter of 2014. ASO premium and deposit equivalents for the nine months of 2015 were up $0.4 billion compared to the same period last year. In both cases, the increase was driven by increases in SLF Canada.

Sales

In SLF Canada, life and health sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In SLF U.S., life and health sales consist of sales by Group Benefits and individual life sales by International; wealth sales consist of investment product sales in International. In SLF Asia, life and health sales consist of the individual and group life and health sales from wholly owned subsidiaries and joint ventures based on our proportionate equity interest in the Philippines, Hong Kong, Indonesia, India, China, Malaysia, and Vietnam; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales from the India and China insurance companies, and Birla Sun Life Asset Management Company’s equity and fixed income mutual fund sales based on our proportionate equity interest. SLF Asset Management sales consist of gross sales (inflows) for retail and institutional clients.

($ millions)	Q3’15	Q3’14
Life and health sales(1)
SLF Canada	237	156
SLF U.S.	169	155
SLF Asia	124	111
Total life and health sales	530	422
Wealth sales(1)
SLF Canada(2)	3,421	2,375
SLF U.S.	119	294
SLF Asia	1,571	1,146
Total wealth sales excluding SLF Asset Management	5,111	3,815
SLF Asset Management sales(1)	22,748	21,873
Total wealth sales	27,859	25,688

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2)	In the third quarter of 2014, SLF Canada wealth sales included sales from SLIM Inc. of $25 million.

Total Company life and health sales were $530 million in the third quarter of 2015, compared to $422 million in the same period last year.

•	SLF Canada life and health sales were $237 million in the third quarter of 2015, up $81 million compared to the third quarter of 2014 due to higher sales in Individual insurance business and GB
•

SLF U.S. life and health sales were $169 million in the third quarter of 2015, compared to $155 million in the third quarter of 2014, primarily driven by favourable currency impact and higher sales in Group Benefits, partially offset by lower sales in individual insurance in International

•

SLF Asia life and health sales were $124 million in the third quarter of 2015, compared to $111 million in the third quarter of 2014, driven by growth in the Philippines, Vietnam, Malaysia and a favourable currency impact of $15 million

Total Company wealth sales were $27.9 billion in the third quarter of 2015, compared to $25.7 billion in the third quarter of 2014.

•	SLF Canada wealth sales were $3.4 billion in the third quarter of 2015, compared to $2.4 billion in the third quarter of 2014, mainly attributable to higher sales in individual wealth business and GRS
•

SLF U.S. wealth sales were $119 million in the third quarter of 2015, compared to $294 million in the third quarter of 2014, due to lower investment product sales in International, partially offset by favourable currency impact

•

SLF Asia wealth sales were $1.6 billion in the third quarter of 2015, compared to $1.1 billion in the third quarter of 2014, primarily driven by higher fund sales in India and favourable currency impact, partially offset by lower fund sales in China and the Philippines

•

SLF Asset Management gross sales were $22.7 billion in the third quarter of 2015, compared to $21.9 billion in the third quarter of 2014, largely reflecting favourable currency impact and the addition of Ryan Labs, Prime Advisors and Bentall Kennedy, partially offset by lower fund sales from MFS

Assets Under Management

AUM consist of general funds, segregated funds, and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2015	19

AUM were $846.2 billion as at September 30, 2015, compared to AUM of $734.4 billion as at December 31, 2014. The increase in AUM of $111.8 billion between December 31, 2014 and September 30, 2015 resulted primarily from:

(i)	an increase of $84.6 billion from the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates;
(ii)	$52.3 billion increase from the acquisition of Ryan Labs, Prime Advisors and Bentall Kennedy; and
(iii)	other business growth of $5.9 billion; partially offset by
(iv)	unfavourable market movements on the value of mutual funds, managed funds, and segregated funds of $22.2 billion;
(v)	net outflow of mutual, managed, and segregated funds of $7.8 billion; and
(vi)	a decrease of $1.2 billion from the change in value of FVTPL assets and liabilities.

Changes in the Statements of Financial Position and in Shareholders’ Equity

Total general fund assets were $151.7 billion as at September 30, 2015, compared to $139.4 billion as at December 31, 2014. The increase in general fund assets from December 31, 2014 was primarily a result of $8.1 billion from the weakening of the Canadian dollar relative to foreign currencies and business growth of $5.3 billion, partially offset by a $1.2 billion decrease from the change in value of FVTPL assets and liabilities.

Insurance contract liabilities (excluding other policy liabilities and assets) of $101.4 billion as at September 30, 2015 increased by $6.2 billion compared to December 31, 2014, mainly due to currency movements, and balances arising from new policies, partially offset by changes in balances on in-force policies (which includes fair value changes on FVTPL assets supporting insurance contract liabilities).

Shareholders’ equity, including preferred share capital, was $20.6 billion as at September 30, 2015, compared to $18.7 billion as at December 31, 2014. The increase in shareholders’ equity was primarily due to:

(i)	shareholders’ net income of $1,725 million in 2015, before preferred share dividends of $76 million;
(ii)	an increase of $1,203 million from the weakening of the Canadian dollar relative to foreign currencies;
(iii)	proceeds of $65 million from the issuance of common shares through the Canadian dividend reinvestment and share purchase plan, $34 million issued as consideration for business acquisition, $28 million from stock options exercised and $3 million from stock-based compensation;
(iv)	changes in liabilities for defined benefit plans of $33 million; and partially offset by
(v)	common share dividend payments of $685 million;
(vi)	common share repurchases of $212 million; and
(vii)	net unrealized losses on AFS assets in OCI of $239 million.

As at October 23, 2015, Sun Life Financial Inc. had 611.2 million common shares and 92.2 million preferred shares outstanding.

Cash Flows

	Quarterly results
($ millions)	Q3’15	Q3’14
Net cash and cash equivalents, beginning of period	4,206	2,891
Cash flows provided by (used in):
Operating activities	1,265	958
Investing activities	(615)	(39)
Financing activities	242	(279)
Changes due to fluctuations in exchange rates	185	74
Increase (decrease) in cash and cash equivalents	1,077	714
Net cash and cash equivalents, end of period	5,283	3,605
Short-term securities, end of period	2,629	2,561
Net cash, cash equivalents and short-term securities, end of period	7,912	6,166

Net cash, cash equivalents and short-term securities were $7.9 billion at the end of the third quarter of 2015, compared to $6.2 billion at the end of the third quarter of 2014.

The operating activities of the Company generate cash flows which include net premium revenue, net investment income, fee income, and the sale of investments. They are the principal source of funds to pay for policyholder claims and benefits, commissions, operating expenses, and the purchase of investments. Cash flows used in investing activities primarily include transactions related to associates, joint ventures and acquisitions. Cash flows used in financing activities largely reflect capital transactions including dividends, the issuance and repurchase of shares, as well as the issuance and retirement of debt instruments and preferred shares.

The higher cash flow used in investing activities in the third quarter of 2015 compared to the third quarter of 2014 was primarily due to the acquisitions closed in the third quarter of 2015. The higher cash flow provided by financing activities in the third quarter of 2015 compared to the third quarter of 2014 was largely due to the issuance of subordinated debentures.

20	Sun Life Financial Inc.	Third Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Income Taxes

In the third quarter of 2015, our effective tax rates on reported net income and operating net income were 13.0% and 12.8%, respectively. In the first nine months of 2015, our effective tax rates on reported net income and operating net income were 19.4% and 19.8%, respectively. The provincial corporate tax rate increased in Alberta, Canada effective the second quarter of 2015, and as a result, our statutory tax rate increased from 26.5% to 26.75% for 2015 and future years. Normally, our effective tax rate is reduced below the statutory rate of 26.75%, mainly due to tax exempt investment income that is generally expected to decrease the effective tax rate to a range of 18% to 22%.

Our effective tax rate in the third quarter of 2015 was below the expected range of 18% to 22% mainly as a result of higher earnings in lower-tax jurisdictions and adjustments primarily related to prior years in Canada and the U.S.

The effective tax rate calculated on an operating basis excludes amounts attributable to participating policyholders and non-operating items.

Quarterly Financial Results

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

	Quarterly results
($ millions, unless otherwise noted)	Q3’15	Q2’15	Q1’15	Q4’14	Q3’14	Q2’14	Q1’14	Q4’13
Net income (loss)
Operating(1)	478	731	446	511	467	488	454	642
Reported	482	726	441	502	435	425	400	571
Underlying(1)	528	615	516	360	517	499	440	375
Diluted EPS ($)
Operating(1)	0.78	1.19	0.73	0.83	0.76	0.80	0.74	1.05
Reported	0.79	1.18	0.72	0.81	0.71	0.69	0.65	0.93
Underlying(1)	0.86	1.00	0.84	0.59	0.84	0.81	0.72	0.61
Basic Reported EPS ($)
Reported	0.79	1.19	0.72	0.82	0.71	0.70	0.66	0.94
Operating net income (loss) by segment(1)
SLF Canada(1)	137	331	135	123	239	197	238	137
SLF U.S.(1)	64	134	35	168	(4)	100	77	341
SLF Asset Management(1)	176	173	168	156	168	145	147	156
SLF Asia(1)	77	93	68	62	51	37	32	42
Corporate(1)	24	–	40	2	13	9	(40)	(34)
Total operating net income (loss)(1)	478	731	446	511	467	488	454	642

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Second Quarter 2015

Operating net income of $731 million in the second quarter of 2015 reflected positive interest rate impact, investment activity on insurance contract liabilities, mortality, positive credit, morbidity experience, and business growth. These items were partially offset by unfavourable expense experience including investment in growing our businesses.

First Quarter 2015

Operating net income of $446 million in the first quarter of 2015 reflected gains from investment activity on insurance contract liabilities and positive mortality experience, offset by unfavourable impacts from assumption changes and management actions, net interest rate changes, lapse and other policyholder behaviour, and expense experience.

Fourth Quarter 2014

Operating net income of $511 million in the fourth quarter of 2014 reflected favourable impact from assumption changes and management actions and gains from investing activity on insurance contract liabilities. These items were partially offset by unfavourable impacts from interest rate changes, mortality and morbidity, lapse and other policyholder behaviour, and expense experience, which mainly consists of compensation-related and other seasonal costs.

Third Quarter 2014

Operating net income of $467 million in the third quarter of 2014 reflected favourable impact from gains from investing activity on insurance contract liabilities, positive credit experience, tax benefits and business growth. These items were partially offset by unfavourable impacts from interest rate changes, mortality and morbidity and expense experience.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2015	21

Second Quarter 2014

Operating net income of $488 million in the second quarter of 2014 reflected favourable impact from equity markets, gains from investment activity on insurance contract liabilities, positive credit experience and business growth, offset by unfavourable impacts from net interest rates, morbidity experience, and expense experience.

First Quarter 2014

Operating net income of $454 million in the first quarter of 2014 reflected favourable impact from equity markets, gains from investment activity on insurance contract liabilities and positive credit experience, offset by unfavourable impacts from net interest rates, mortality and morbidity experience, lapse and other policyholder behaviour and expense experience.

Fourth Quarter 2013

Operating net income of $642 million in the fourth quarter of 2013 reflected $290 million of income from a management action related to the restructuring of an internal reinsurance arrangement. Net income also reflected favourable impacts from equity markets, interest rates and swap spread movements, and positive fair value movements of real estate. These were partially offset by unfavourable basis risk and credit spread movements. Investment activity on insurance contract liabilities and credit experience were more than offset by unfavourable experience from expenses, comprised mostly of seasonal costs, lapse and other policyholder behaviour, and mortality and morbidity.

Investments

We had total general fund invested assets of $134.5 billion as at September 30, 2015, compared to $125.2 billion as at December 31, 2014. The increase in general fund invested assets of $9.3 billion was primarily due to favourable foreign currency movements and turnover partially offset by a decrease from changes in fair value. Our general fund is primarily invested in fixed income instruments, including debt securities and mortgages and loans, with 85.2% of the general fund invested assets invested in cash and fixed income investments. Equity securities and investment properties represented 3.9% and 4.8% of the portfolio, respectively, and the remaining 6.1% of the portfolio consisted of policy loans, derivative assets, and other invested assets. Our general fund invested assets are well diversified across investment types, geographies, and sectors.

The following table sets out the composition of our invested assets.(1)

	September 30, 2015		December 31, 2014
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	8,052	6.0%	6,818	5.4%
Debt securities – FVTPL	55,201	41.0%	53,127	42.4%
Debt securities – AFS	13,185	9.8%	13,087	10.5%
Equity securities – FVTPL	4,376	3.3%	4,357	3.5%
Equity securities – AFS	856	0.6%	866	0.7%
Mortgages and loans	38,274	28.4%	33,679	26.9%
Derivative assets	2,238	1.7%	1,839	1.5%
Other invested assets	2,764	2.1%	2,375	1.9%
Policy loans	3,087	2.3%	2,895	2.3%
Investment properties	6,505	4.8%	6,108	4.9%
Total invested assets	134,538	100%	125,151	100%

(1)

The invested asset values and ratios presented are based on the carrying value of the respective asset categories. The carrying values for FVTPL and AFS invested assets are generally equal to their fair values. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

Energy Sector Exposure

As at September 30, 2015, our exposure to the energy sector for debt securities and corporate loans was $5.8 billion, of which 92.6% was rated investment grade. Approximately 45% of our energy sector exposure was invested in pipeline, storage, and transportation entities, approximately 15% was invested in integrated oil and gas entities, and the remaining exposure was invested in companies involved in exploration and production, refining, and drilling and servicing, which included approximately 6% in drilling and oil field services. Our mortgage and real estate portfolio includes office, industrial, retail, and multi-family buildings occupied by tenants in diversified industries. Our most significant property exposure to the oil and gas sector was located in Alberta, which represented less than 20% of the Canadian mortgage portfolio and less than 30% of the Canadian real estate portfolio. There was no significant change in exposure to energy sector tenants and there were no material indications of stress in our Alberta portfolio during the period. However, as the period of weak energy prices continues, market fundamentals within the province are deteriorating, with rising vacancy levels and lower rental rates, particularly in the office sector. We continue to closely monitor the impact of these market changes in the energy sector on the real estate and mortgage portfolios.

22	Sun Life Financial Inc.	Third Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality, and liquidity, while ensuring that it remains well diversified and duration-matched to insurance contract liabilities. As at September 30, 2015, we held $68.4 billion of debt securities, representing 50.8% of our total invested assets compared to $66.2 billion representing 52.9% as at December 31, 2014. Debt securities with a credit rating of “A” or higher represented 67.0% of the total debt securities as at September 30, 2015, compared to 67.9% as at December 31, 2014. Debt securities with a credit rating of “BBB” or higher represented 96.8% of total debt securities as at September 30, 2015, compared to 97.3% as at December 31, 2014.

Corporate debt securities not issued or guaranteed by sovereign, regional, and municipal governments represented 67.4% of our total debt securities as at September 30, 2015, compared to 66.7% as at December 31, 2014. Total government issued or guaranteed debt securities as at September 30, 2015 were $22.3 billion, compared to $22.1 billion as at December 31, 2014. With the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets on our Consolidated Statements of Financial Position as at September 30, 2015.

The carrying value of debt securities of governments and financial institutions by geographic location is presented in the following table.

Debt Securities of Governments and Financial Institutions by Geography

	September 30, 2015		December 31, 2014
($ millions)	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials
Canada	14,088	1,860	14,650	2,391
United States	1,558	6,079	1,590	5,992
United Kingdom	2,616	2,047	2,484	1,992
Philippines	2,781	41	2,575	17
Eurozone(1)	238	838	171	762
Other	1,040	1,496	611	1,390
Total	22,321	12,361	22,081	12,544

(1)

We had an immaterial amount of direct exposure to Eurozone sovereign credits as at September 30, 2015. Our investments in Eurozone countries primarily included Germany, Netherlands, Spain, France, and Belgium. We did not have any direct exposure to Greece. Of our exposure to Eurozone countries, 99.4% was rated investment grade and 78.6% had a credit rating of “A” or higher.

Our gross unrealized losses as at September 30, 2015 for FVTPL and AFS debt securities were $0.79 billion and $0.17 billion, respectively, compared with $0.22 billion and $0.04 billion, respectively, as at December 31, 2014.

Our debt securities as at September 30, 2015 included $12.4 billion invested in the financial sector, representing approximately 18.1% of our total debt securities, or 9.2% of our total invested assets. This compares to $12.5 billion, representing 18.9% of the debt security portfolio, or 10.0% of our total invested assets as at December 31, 2014.

Our debt securities as at September 30, 2015 included $4.7 billion of asset-backed securities reported at fair value, representing 6.9% of our total debt securities, or 3.5% of our total invested assets. This compares to $4.4 billion representing 6.7% of total debt securities or 3.6% of our total invested assets as at December 31, 2014.

Mortgages and Loans

Mortgages and loans disclosures in this section are presented at their carrying value on our Consolidated Statements of Financial Position. As at September 30, 2015, we had $38.3 billion in mortgages and loans, representing 28.4% of our total invested assets, compared to $33.7 billion representing 26.9% as at December 31, 2014. Our mortgage portfolio consisted almost entirely of first mortgages, and our corporate loan portfolio consisted of private placement assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2015	23

The carrying value of mortgages and loans by geographic location is presented in the following table.(1)

Mortgages and Loans by Geography

	September 30, 2015			December 31, 2014
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	8,037	13,155	21,192	7,847	12,308	20,155
United States	6,614	6,925	13,539	5,563	5,196	10,759
United Kingdom	–	869	869	1	776	777
Other	–	2,674	2,674	–	1,988	1,988
Total	14,651	23,623	38,274	13,411	20,268	33,679

(1)	The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor’s parent.

As at September 30, 2015, we held $14.7 billion of mortgages, compared to $13.4 billion as at December 31, 2014. Our mortgage portfolio consisted mainly of commercial mortgages, spread across approximately 2,300 loans. Commercial mortgages include retail, office, multi-family, industrial, and land properties. Our commercial portfolio had a weighted average loan-to-value ratio of approximately 55% and an estimated weighted average debt service coverage of 1.73 times. Of the loans in the Canadian commercial mortgage portfolio, 27.8% were insured by the Canada Mortgage and Housing Corporation.

As at September 30, 2015, we held $23.6 billion of corporate loans, compared to $20.3 billion as at December 31, 2014. In the current low interest rate environment, our strategy is to continue to focus our efforts on the origination of new private placement assets. Private placement assets provide diversification by type of loan, industry segment, and borrower credit quality. The loan portfolio consists of senior secured and unsecured loans to large and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.

The carrying value and allowance for mortgages and loans past due or impaired is presented in the following table.

Mortgages and Loans Past Due or Impaired

	September 30, 2015
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	14,555	23,623	38,178	–		–	–
Past due:
Past due less than 90 days	3	–	3	–		–	–
Past due 90 to 179 days	–	–	–	–		–	–
Past due 180 days or more	–	–	–	–		–	–
Impaired	132	5	137	39	(1)	5	44
Total	14,690	23,628	38,318	39		5	44

	December 31, 2014
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	13,316	20,248	33,564	–		–	–
Past due:
Past due less than 90 days	14	–	14	–		–	–
Past due 90 to 179 days	–	–	–	–		–	–
Past due 180 days or more	–	–	–	–		–	–
Impaired	118	36	154	37	(1)	16	53
Total	13,448	20,284	33,732	37		16	53

(1)	Includes $20 million of sectoral provisions as at September 30, 2015 and $18 million of sectoral provisions as at December 31, 2014.

Our impaired mortgages and loans, net of allowance for losses, amounted to $93 million as at September 30, 2015, compared to $101 million as at December 31, 2014.

Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration, and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

24	Sun Life Financial Inc.	Third Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at September 30, 2015 was $2,020 million compared to $1,916 million as at December 31, 2014. The increase of $104 million was primarily due to the weakening of the Canadian dollar and increases in the provision for assets purchased net of dispositions, partially offset by the release of provisions on fixed income assets supporting our insurance contract liabilities.

Derivative Financial Instruments

The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are not exchanged.

Derivative Instruments

($ millions)	September 30, 2015	December 31, 2014
Net fair value	(1,046)	236
Total notional amount	57,605	48,211
Credit equivalent amount	626	738
Risk-weighted credit equivalent amount	6	7

The total notional amount of our derivatives increased to $57.6 billion as at September 30, 2015, from $48.2 billion as at December 31, 2014. The increase in the total notional amount was primarily due to increases in interest rate contracts in light of volatile financial markets and updates to projected liability cash flows. As well, the notional amount of derivatives increased due to the conversion of foreign currency notional balances into Canadian dollars. The net fair value of derivatives was a net liability of $1,046 million as at September 30, 2015, compared to a net asset of $236 million as at December 31, 2014. The decrease in net fair value was due primarily to the impact of the weakening of the Canadian dollar against the U.S. dollar on foreign exchange contracts partially offset by the effect of the decrease in interest rates on interest rate contracts.

Capital Management

Our total capital consists of subordinated debt and other capital, participating policyholders’ equity, and total shareholders’ equity which includes common shareholders’ equity and preferred shareholders’ equity. As at September 30, 2015, our total capital was $24.2 billion, up from $21.7 billion as at December 31, 2014. The increase in total capital was primarily the result of common shareholders’ net income of $1,649 million and other comprehensive income of $1,005 million, partially offset by the $212 million of common share purchases under our normal course issuer bid and $620 million of common shareholders’ dividends paid (net of the Canadian dividend reinvestment and share purchase plan).

The legal entity, SLF Inc. (the ultimate parent company), and its wholly owned holding companies had $1,747 million in cash and other liquid assets as at September 30, 2015 ($1,827 million as at December 31, 2014). The decrease in liquid assets in these holding companies in the first nine months of 2015 was primarily attributable to common share repurchases in the first half of 2015 and approximately $560 million in cash to acquire Bentall Kennedy paid in the third quarter of 2015, partially offset by the debt issuance of $500 million noted below. Liquid assets as noted above include cash and cash equivalents, short-term investments, and publicly traded securities, and exclude cash from short-term loans.

On June 30, 2015, 6.0 million Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 8R (“Series 8R Shares”) were converted into Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR (“Series 9QR Shares”) through a holder option, on a one-for-one basis. Effective June 30, 2015, 5.2 million Series 8R Shares and 6.0 million Series 9QR Shares were outstanding. For additional information, refer to Note 10 of our Interim Consolidated Financial Statements.

On September 25, 2015, SLF Inc. issued $500 million principal amount of Series 2015-1 Subordinated Unsecured 2.60% Fixed/Floating Debentures due 2025. The net proceeds will be used to partially fund the acquisition of the U.S. Employee Benefit business of Assurant and may also be used for general corporate purposes.

On October 8, 2015, SLF Inc. announced its intention to redeem all of the outstanding $600 million principal amount of Series A Senior Unsecured 4.80% Fixed/Floating debentures due 2035 (“the Debentures”) in accordance with the redemption terms attached to the Debentures. The Debentures are redeemable at SLF Inc.’s option on November 23, 2015. The redemption will have no impact on the Company’s capital positions as these senior debentures are not accounted for as qualifying capital securities.

Sun Life Assurance’s MCCSR ratio was 229% as at September 30, 2015, compared to 217% as at December 31, 2014. The increase to the MCCSR ratio over the period primarily resulted from earnings net of dividends to SLF Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2015	25

Normal Course Issuer Bid

On November 10, 2014, SLF Inc. launched a normal course issuer bid under which it is authorized to purchase up to 9 million common shares between November 10, 2014 and November 9, 2015. During the third quarter of 2015, SLF Inc. did not make any purchases under the normal course issuer bid. During the first nine months of 2015, SLF Inc. purchased and cancelled 5.3 million common shares at a total cost of $212 million.

Risk Management

The shaded text and tables in the following section of this document represent our disclosure on market risks in accordance with IFRS 7 Financial Instruments: Disclosures and is an integral part of our unaudited Interim Consolidated Financial Statements for the quarter ended September 30, 2015. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables and text, and the Risk Management disclosure should be read in its entirety.

We use an enterprise Risk Management Framework to assist in categorizing, monitoring, and managing the risks to which we are exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk, liquidity risk, and business risk. Operational risk is a broad category that includes legal and regulatory risks, people risks, and systems and processing risks.

Through our ongoing enterprise risk management procedures, we review the various risk factors identified in the Framework and report to senior management and to the Risk Review Committee of the Board at least quarterly. Our enterprise risk management procedures and risk factors are described in our annual MD&A and AIF.

When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities and investment products and includes Run-off reinsurance in our Corporate business segment.

Market Risk Sensitivities

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads, and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Consolidated Financial Statements.

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases (decreases) with declining (rising) interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

We realized $47 million (pre-tax) in net gains on the sale of AFS assets during the third quarter of 2015 ($48 million pre-tax in the third quarter of 2014). The net unrealized gains or OCI position on AFS fixed income and equity assets were $136 million and $173 million, respectively, after-tax as at September 30, 2015 ($340 million and $208 million, respectively, after-tax as at December 31, 2014).

26	Sun Life Financial Inc.	Third Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table sets out the estimated immediate impact on or sensitivity of our net income, our OCI, and Sun Life Assurance’s MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at September 30, 2015 and December 31, 2014.

Interest Rate and Equity Market Sensitivities As at September 30, 2015(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(6)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(6)	$(300)	$(100)	$50	$100
Potential impact on OCI	$500	$250	$(250)	$(500)
Potential impact on MCCSR(4)	10% points decrease	4% points decrease	5% points increase	8% points increase
Equity markets sensitivity(5)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(300)	$(100)	$100	$250
Potential impact on OCI	$(150)	$(50)	$50	$150
Potential impact on MCCSR(4)	4% points decrease	1% points decrease	1% points increase	4% points increase

As at December 31, 2014(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(6)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(6)	$(400)	$(100)	$50	$100
Potential impact on OCI	$500	$250	$(250)	$(500)
Potential impact on MCCSR(4)	12% points decrease	5% points decrease	4% points increase	8% points increase
Equity markets sensitivity(5)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(250)	$(50)	$50	$150
Potential impact on OCI	$(150)	$(50)	$50	$150
Potential impact on MCCSR(4)	5% points decrease	1% points decrease	1% points increase	1% points increase

(1)

Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associate investments, which we account for on an equity basis.

(2)

Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at September 30, 2015 and December 31, 2014. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

(3)

The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at September 30, 2015 and December 31, 2014, and include new business added and product changes implemented prior to such dates.

(4)

The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at September 30, 2015 and December 31, 2014. This excludes the impact on assets and liabilities that are in SLF Inc. but not included in Sun Life Assurance. MCCSR sensitivities as at December 31, 2014 reflect the impact of IAS 19 Employee Benefits and its phase-in impact on available capital.

(5)

Represents the respective change across all equity markets as at September 30, 2015 and December 31, 2014. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(6)

The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

Our net income sensitivities to interest rates and equity markets have changed since December 31, 2014. This is primarily as a result of changes in measurement of sensitivities related to assumption changes and management actions.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2015	27

Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our reported net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds, and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

Credit Spread Sensitivities ($ millions, after-tax)

Net income sensitivity(1)(2)	50 basis point decrease	50 basis point increase
September 30, 2015	(125)	100
December 31, 2014	(100)	125

(1)	Sensitivities have been rounded to the nearest $25 million.
(2)	In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.

Swap Spread Sensitivities ($ millions, after-tax)

Net income sensitivity(1)	20 basis point decrease	20 basis point increase
September 30, 2015	25	(50)
December 31, 2014	75	(75)

(1)	Sensitivities have been rounded to the nearest $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads (i.e., equal shift across the entire spread term structure). Variations in realized spread changes based on different terms to maturity, geographies, asset class/derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to the section Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

General Account Insurance and Annuity Products

Most of our expected sensitivity to interest rate risk is derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies, and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps, and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income asset, interest rate swaps, and swaptions.

28	Sun Life Financial Inc.	Third Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Segregated Fund Guarantees

Approximately one half of our expected sensitivity to equity market risk and a small amount of interest rate risk sensitivity is derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal, or annuitization. The cost of providing for the guarantees in respect of our segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour, and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided in our segregated fund businesses.

As at September 30, 2015
($ millions)	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,319	351	11,044	602
SLF U.S.	5,226	560	5,672	253
Run-off reinsurance(4)	2,811	621	2,171	636
Total	20,356	1,532	18,887	1,491

As at December 31, 2014
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	13,039	217	11,202	273
SLF U.S.	5,194	259	5,236	96
Run-off reinsurance(4)	2,800	501	1,999	526
Total	21,033	977	18,437	895

(1)

The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal, or annuitization if fund values remain below guaranteed values.

(2)

For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

(3)

The insurance contract liabilities represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.

(4)

The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

The movement of the items in the table above from December 31, 2014 to September 30, 2015 was primarily as a result of the following factors:

(i)	the total fund values decreased due to the natural run-off of the block net of new sales, unfavourable equity market movements, partially offset by the weakening of the Canadian dollar against the U.S. dollar;
(ii)	the total Amount at Risk increased primarily due to unfavourable equity market movements and the weakening of the Canadian dollar;
(iii)	the total value of guarantees increased due to the weakening of the Canadian dollar, partially offset by the natural run-off of the block net of new sales; and
(iv)	the total insurance contract liabilities increased due to lower interest rates, unfavourable equity market movements, and the weakening of the Canadian dollar.

Segregated Fund Hedging

We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the cost of interest rate and equity market-related volatility in providing for segregated fund guarantees. As at September 30, 2015, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our equity exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins as we are primarily focused on hedging the expected economic costs associated with providing these guarantees.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2015	29

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and 10% and 25% decrease in equity markets for segregated fund contracts as at September 30, 2015 and December 31, 2014.

Impact of Segregated Fund Hedging

September 30, 2015
($ millions)	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(450)	(200)	(550)
Hedging impact	200	500	150	450
Net of hedging	–	50	(50)	(100)

December 31, 2014
($ millions)	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(400)	(150)	(500)
Hedging impact	200	400	150	400
Net of hedging	–	–	–	(100)

(1)	Net income sensitivities have been rounded to the nearest $50 million.
(2)

Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

(3)

Represents a parallel shift in assumed interest rates across the entire yield curve as at September 30, 2015 and December 31, 2014. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

(4)

Represents the change across all equity markets as at September 30, 2015 and December 31, 2014. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Real Estate Risk

We are exposed to real estate risk arising from fluctuations in the value of, or future cash flows on, real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. An instantaneous 10% decrease in the value of our direct real estate investments as at September 30, 2015 would decrease net income by approximately $175 million ($150 million decrease as at December 31, 2014). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at September 30, 2015 would increase net income by approximately $175 million ($150 million increase as at December 31, 2014).

Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices, and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates, and other market variables relative to those underlying the calculation of these sensitivities. The potential extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2014 have been included for comparative purposes only.

30	Sun Life Financial Inc.	Third Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate, and MCCSR ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market, and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market, and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI, and Sun Life Assurance’s MCCSR ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at September 30, 2015 and December 31, 2014. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the September 30 and December 31 calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at September 30, 2015 and December 31, 2014, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk, and increased levels of liquidity risk, model risk, and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties, and transacting through International Swaps and Derivatives Association agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates, and Risk Management sections in our annual MD&A and in the Risk Factors and Regulatory Matters sections in our AIF.

Legal and Regulatory Matters

Information concerning legal and regulatory matters is provided in our Annual Consolidated Financial Statements, annual MD&A, and AIF, for the year ended December 31, 2014.

Changes in Accounting Policies

We have not adopted any new and amended IFRS in the current period ended September 30, 2015. For additional information, refer to Note 2 in our Interim Consolidated Financial Statements.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company’s internal control over financial reporting during the period which began on July 1, 2015 and ended on September 30, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2015	31

Reconciliation of Non-IFRS Financial Measures

Additional information on the use of non-IFRS measures, including the definition of operating net income (loss) and underlying net income (loss), is available in this document under the heading Use of Non-IFRS Financial Measures.

The following table sets out the amounts that were excluded from our operating net income (loss), underlying net income (loss), operating EPS, and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures

	Quarterly results
($ millions, unless otherwise noted)	Q3’15	Q2’15	Q1’15	Q4’14	Q3’14
Reported net income	482	726	441	502	435
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	(10)	6	15	(6)	2
Fair value adjustments on share-based payment awards at MFS	28	(11)	(20)	1	(31)
Acquisition, integration and restructuring costs	(14)	–	–	(4)	(3)
Operating net income (loss)	478	731	446	511	467

Market related impacts	(82)	97	(22)	(21)	(54)
Assumption changes and management actions	32	19	(48)	172	4
Underlying net income (loss)	528	615	516	360	517

Reported EPS (diluted) ($)	0.79	1.18	0.72	0.81	0.71
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting ($)	(0.02)	0.01	0.02	(0.01)	–
Fair value adjustments on share-based payment awards at MFS ($)	0.05	(0.02)	(0.03)	–	(0.05)
Acquisition, integration and restructuring costs ($)	(0.02)	–	–	(0.01)	–
Impact of convertible securities on diluted EPS ($)	–	–	–	–	–
Operating EPS (diluted) ($)	0.78	1.19	0.73	0.83	0.76

Market related impacts ($)	(0.13)	0.16	(0.03)	(0.04)	(0.09)
Assumption changes and management actions ($)	0.05	0.03	(0.08)	0.28	0.01
Underlying EPS (diluted) ($)	0.86	1.00	0.84	0.59	0.84

Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine operating ROE and underlying ROE, operating net income (loss) and underlying net income (loss) are divided by the total weighted average common shareholders’ equity for the period, respectively.

Adjusted revenue. This measure excludes from revenue the impact of: (i) exchange rate fluctuations, from the translation of functional currencies to the Canadian dollar, for comparisons (“Constant Currency Adjustment”); (ii) Fair value and foreign currency changes on assets and liabilities (“FV Adjustment”); and (iii) reinsurance for the insured business in SLF Canada’s GB operations (“Reinsurance in SLF Canada’s GB Operations Adjustment”). Adjusted revenue is an alternative measure of revenue that provides greater comparability across reporting periods.

	Quarterly results
($ millions)	Q3’15	Q2’15	Q1’15	Q4’14	Q3’14
Revenues	4,693	1,682	7,332	7,375	5,614
Constant Currency Adjustment	467	320	337	104	–
FV Adjustment	(168)	(3,500)	2,495	2,196	495
Reinsurance in SLF Canada’s GB Operations Adjustment	(1,179)	(1,149)	(1,185)	(1,154)	(1,130)
Adjusted revenue	5,573	6,011	5,685	6,229	6,249

32	Sun Life Financial Inc.	Third Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted premiums and deposits. This measure adjusts premiums and deposits for the impact of (i) the Constant Currency Adjustment and (ii) the Reinsurance in SLF Canada’s GB Operations Adjustment. Adjusted premiums and deposits is an alternative measure of premiums and deposits that provides greater comparability across reporting periods.

	Quarterly results
($ millions)	Q3’15	Q2’15	Q1’15	Q4’14	Q3’14
Premiums and deposits	30,907	35,720	36,754	31,770	29,124
Constant Currency Adjustment	4,148	3,206	3,840	1,082	–
Reinsurance in SLF Canada’s GB Operations Adjustment	(1,179)	(1,149)	(1,185)	(1,154)	(1,130)
Adjusted premiums and deposits	27,938	33,663	34,099	31,842	30,254

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the underlying profitability of MFS, which excludes certain investment income and commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio, as they are offsetting in nature and have no impact on the underlying profitability of MFS.

Impact of foreign exchange. Several IFRS financial measures are presented on a constant currency adjusted basis to exclude the impact of foreign exchange rate fluctuations. These measures are calculated using the average or period end foreign exchange rates, as appropriate, in effect at the date of the comparative period.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, life and health sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM, and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, the Office of the Superintendent of Financial Institutions.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2015	33

Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include (i) statements relating to the anticipated source of funding for the acquisition of Assurant’s U.S. Employee Benefits Business and the timing of receipt of regulatory approvals and closing for that transaction, (ii) statements relating to our strategies, (iii) statements that are predictive in nature or that depend upon or refer to future events or conditions, and (iv) statements that include words such as “aim”, “anticipate”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings Capital Management and Risk Management and in SLF Inc.’s 2014 AIF under the headings Risk Factors and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

The following are transactional risk factors related to our proposed acquisition of Assurant’s U.S. Employee Benefits business that could have a material adverse effect on our forward-looking statements: (i) the ability of the parties to the transaction to execute the transaction as planned, including the separation and integration of the transferred assets, (ii) failure of the parties to obtain necessary consents and approvals as required under the definitive agreement or to otherwise satisfy the conditions to the completion of the transaction in a timely manner, or at all, (iii) our ability to realize the financial and strategic benefits of the transaction, (iv) failure to effectively or efficiently restructure and reorganize our U.S. employee benefits business after the transaction has closed, and (v) the impact of the announcement of the transaction and the dedication of our resources to the completion of the transaction and the effect of the transaction on our continuing operations in the U.S. These risks all could have an impact on our business relationships (including with future and prospective employees, customers, distributors and partners) and could have a material adverse effect on the current and future operations, financial conditions and prospects of Sun Life Financial.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: business risks – economic and geo-political risks; risks in implementing business strategies; changes in legislation and regulations, including capital requirements and tax laws; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risks relating to operations in Asia, including the Company’s joint ventures; the impact of competition; the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds; market conditions that affect the Company’s capital position or its ability to raise capital; downgrades in financial strength or credit ratings; risks relating to estimates and judgments used in calculating taxes; the impact of mergers, acquisitions and divestitures including our proposed acquisition of Assurant’s U.S. Employee Benefits business; the ineffectiveness of risk management policies and procedures; risks relating to the closed block of business; market, credit, and liquidity risks – the performance of equity markets; credit risks related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, derivative counterparties, other financial institutions, and other entities; changes or volatility in interest rates or credit spreads or swap spreads; fluctuations in foreign currency exchange rates; risks relating to real estate investments; risks relating to market liquidity; insurance risks – risks relating to the rate of mortality improvement; risks relating to policyholder behaviour; risks relating to product design and pricing; risks relating to mortality and morbidity, including the occurrence of natural or man-made disasters, pandemic diseases, and acts of terrorism; the impact of higher-than-expected future expenses; the availability, cost, and effectiveness of reinsurance; operational risks – breaches or failure of information system security and privacy, including cyber terrorism; risks relating to our information technology infrastructure; failure of information systems and Internet-enabled technology; the ability to attract and retain employees; legal and regulatory proceedings, including inquiries and investigations; risks relating to financial modelling errors; business continuity risks; dependence on third-party relationships, including outsourcing arrangements; and risks relating to the environment, environmental laws and regulations, and third-party policies.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

34	Sun Life Financial Inc.	Third Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS